Pricing Term Sheet	Filed pursuant to Rule 433
dated as of June 1, 2009	Registration File No. 333-158502
Supplementing the Preliminary
Prospectus Supplement
dated June 1, 2009

MasTec, Inc.

Offering of

4,500,000 Shares of Common Stock, Par Value $0.10 Per Share

(the “Common Stock Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and should be read together with (i) the preliminary prospectus supplement dated June 1, 2009, including the documents incorporated by reference therein, and (ii) the related base prospectus dated April 8, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-158502.

Issuer:	MasTec, Inc., a Florida corporation.

Ticker / Exchange for Common Stock:	“MTZ” / The New York Stock Exchange.

Size:	4,500,000 shares. This reflects an increase from the initial offering amount of 4,000,000 shares with no over-allotment option.

Over-Allotment:	The selling shareholders have granted the underwriters a 30-day option to purchase up to 675,000 additional shares to cover any over-allotments.

Public Offering Price:	$12.125 per share.

Trade Date:	June 1, 2009.

Settlement Date:	June 5, 2009.

CUSIP Number:	576323109

Book-Running Manager:	Morgan Stanley.

Co-Manager:	FBR Capital Markets & Co.

Concurrent Offering of Convertible Notes

Concurrently with this offering of common stock, pursuant to a separate prospectus supplement, we are offering $100 million aggregate principal amount of 4.00% convertible notes due 2014 (the “convertible notes”), or $115 million aggregate principal amount of convertible notes if the underwriters exercise their over-allotment option in full (the “Convertible Notes Offering”). The convertible notes being offered in the Convertible Notes Offering will be convertible, at the holder’s option, into shares of our common stock initially at a conversion rate of 63.4417 shares of our common stock per $1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $15.76 per share).

Neither the completion of the Common Stock Offering nor of the Convertible Notes Offering is contingent on the completion of the other. Assuming no exercise of the underwriters’ over-allotment option with respect to the Convertible Notes Offering, the net proceeds of the Convertible Notes Offering, before expenses, will be approximately $96.75 million.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department or by email at prospectus@morganstanley.com.

This communication should be read in conjunction with the preliminary prospectus supplement dated June 1, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.